December 7, 2020	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Adam Phippen
Taylor Beech
Erin Jaskot

Re:	Airbnb, Inc.
Registration Statement on Form S-1
Filed on November 16, 2020
File No. 333-250118

Ladies and Gentlemen:

On behalf of our client, Airbnb, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”). The Company previously filed the Registration Statement on November 16, 2020, as amended by Amendment No. 1 to the Registration Statement on December 1, 2020 (“Amendment No. 1”). Amendment No. 2 will be revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on December 4, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

December 7, 2020

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 111

1.

We note that you have identified the principal purposes of the net proceeds that you will receive from the offering and the approximate amount intended to be used to satisfy “a portion of the anticipated tax withholding and remittance obligations related to the initial settlement of certain RSUs.” Please also include the approximate amount intended to be used for each other listed purpose. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of Amendment No. 2 to make clear that the Company will use approximately $1.4 billion of the net proceeds to satisfy the anticipated tax withholding and remittance obligations related to the settlement of its outstanding restricted stock units for which the service-based vesting condition has been satisfied. Based on the Company’s revised midpoint of the offering price range of $58.00 and assumed withholding tax rate of 43% in Amendment No. 2, the Company’s estimated anticipated tax withholding and remittance obligations has been updated from approximately $1.2 billion to approximately $1.4 billion in Amendment No. 2. The Company has not allocated specific amounts of proceeds for any other purposes, including any plans to acquire or make investments in businesses, products, offerings, and technologies, and the Company does not have agreements or commitments for any material acquisitions or investments at this time.

2.

Here and elsewhere in the filing you disclose that you anticipate tax withholding and remittance obligations of approximately $1.2 billion related to the settlement of your outstanding RSUs in connection with this offering. On page F-12 you disclose an estimated obligation of approximately $1.1 billion and it appears that approximately $1.1 billion is used in your pro forma financial information. Please revise for consistency.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff of the following regarding the estimated tax withholding and remittance obligations related to the settlement of restricted stock units for which the service-based vesting condition has been satisfied:

•

the $1.1 billion estimate of tax withholding and remittance obligations disclosed on page F-12 of Amendment No. 1 is the estimated amount of the liability reflected in the Company’s unaudited pro forma balance sheet as of September 30, 2020; and

•	the $1.2 billion estimate of tax withholding and remittance obligations disclosed on page 17 and elsewhere in Amendment No. 1 is the estimated amount of the liability as of November 25, 2020.

December 7, 2020

The difference in the amounts is due to approximately 4 million additional restricted stock units meeting their service-based vesting condition between September 30, 2020 and November 25, 2020. The settlement of these additional restricted stock units in connection with the offering will result in additional tax withholding and remittance obligations to the Company.

Based on the Company’s revised midpoint of the offering price range of $58.00 and assumed withholding tax rate of 43% in Amendment No. 2, the Company’s estimated anticipated tax withholding and remittance obligations has been updated in Amendment No. 2 from approximately $1.1 billion to approximately $1.3 billion as reflected in the Company’s unaudited pro forma balance sheet as of September 30, 2020, and from approximately $1.2 billion to approximately $1.4 billion as the estimated amount of the liability as of November 25, 2020.

Exhibits

3.

Please file the Voting Agreement to be entered into by the company’s founders described on pages 273, 311, and 325 of your prospectus. Although the company is not a party to the agreement, we note that Item 601(b)(10)(i)(B) requires contracts in which the registrant has a beneficial interest to be filed as an exhibit.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will file the Voting Agreement as an exhibit to Amendment No. 2.

General

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act.

* * *

December 7, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)

Rich Baer, Chief Legal Officer, Airbnb, Inc.

Dave Stephenson, Chief Financial Officer, Airbnb, Inc.

David Bernstein, Chief Accounting Officer, Airbnb, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP